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                              [BIOVAIL LETTERHEAD]                  EXHIBIT "B"



                               FOR:           BIOVAIL CORPORATION INTERNATIONAL
                               APPROVED BY:   Eugene Melnyk
                                              Chairman of the Board
                                              Bob Podruzny
                                              Chief Financial Officer
                                              (416) 285-6000
                               CONTACT:       Investor Relations: Donna Stein/
                                              Dan Durkin/Cindy Hintelmann
                                              Press: Michael McMullan
                                              Morgen-Walke Associates
                                              (212) 850-5600

FOR IMMEDIATE RELEASE

                     BIOVAIL CORP. CHAIRMAN INCREASES STAKE

     TORONTO, Canada, March 12, 1997 -- Biovail Corporation International (NYSE, TSE:BVF) confirmed today that Eugene Melnyk, Chairman of the Board, has filed an amended 13-D to reflect the purchase of 125,000 shares of Biovail common stock with personal funds in open market transactions.

     Biovail Corporation International is an international full-service pharmaceutical company, engaged in the formulation, clinical testing, registration and manufacture of drug product utilizing advanced drug delivery technologies.

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995:
     To the extent any statements made in this release contain information that is not historical, these statements are essentially forward looking and are subject to risks and uncertainties, including the difficulty of predicting FDA approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the Company's filing with the Securities and Exchange Commission.


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                              [BIOVAIL LETTERFOOT]